UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)*


                       ANNUITY & LIFE RE (HOLDINGS), LTD.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                (par value $1.00)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G03910109
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  March 4, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              /X/    Rule 13d-1(b)
              / /    Rule 13d-1(c)
              / /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G03910109


-------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Risk Capital Reinsurance Company
          06-1430254
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   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                        (a) / /
                                                                    (b) /X/

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   3.     SEC Use Only


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   4.     Citizenship or Place of Organization

          Nebraska
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                            5.    Sole Voting Power

                                  0
                            ---------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                1,451,773
                            ---------------------------------------------------
 Owned by Each Reporting    7.    Sole Dispositive Power
      Person With:
                                  0
                            ---------------------------------------------------
                            8.    Shared Dispositive Power

                                  1,451,773
-------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,451,773
-------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                              / /


-------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          5.7%
-------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          IC
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                                  Page 2 of 7

CUSIP No. G03910109


-------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Risk Capital Holdings, Inc.
          061424716
-------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                        (a) / /
                                                                    (b) /X/

-------------------------------------------------------------------------------
   3.     SEC Use Only


-------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                            ---------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                1,451,773
                            ---------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                            ---------------------------------------------------
                            8.    Shared Dispositive Power

                                  1,451,773
-------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,451,773
-------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                             / /


-------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          5.7%
-------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          HC
-------------------------------------------------------------------------------

CUSIP No. G03910109


Item 1(a). Name of Issuer:

     Annuity & Life Re (Holdings), Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices:

     Victoria Hall
     Victoria Street
     P.O. Box HM 1262
     Hamilton HM BERMUDA

Item 2(a). Name of Person Filing:

     This schedule is being filed jointly by:
           (i)  Risk Capital Reinsurance Company
           (ii) Risk Capital Holdings, Inc.

Item 2(b). Address of Principal Business Office:

     The address of principal business office for both (i) and (ii) is:
           20 Horseneck Lane
           Greenwich, Connecticut 06830

Item 2(c). Citizenship:

     (i)  Nebraska
     (ii) Delaware

Item 2(d). Title of Class of Securities:

      Common Stock, par value $1.00

Item 2(e). CUSIP Number:

      G03910109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

       For (i):
           (c)   /X/  Insurance company as defined in Section 3(a)(19) of the
                      Act (15 U.S.C. 78c).
       For (ii):
           (g)   /X/  A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

CUSIP No. G03910109


Item 4. Ownership:

     The ownership for both (i) and (ii) is:

          (a)  Amount beneficially owned: 1,451,773
          (b)  Percent of class: 5.7%
          (c)  Number of shares as to which such person has:
               (i)  sole power to vote or to direct the vote: 0
               (ii) shared power to vote or to direct the vote: 1,451,773
               (iii) sole power to dispose or to direct the disposition of: 0
               (iv) shared power to dispose or to direct the disposition of:
                    1,451,773

     Risk Capital Reinsurance Company, a wholly owned subsidiary of Risk Capital Holdings, Inc., acquired 1,418,440 shares of Common Stock and 100,000 Class B Warrants to acquire shares of Common Stock of Annuity & Life Re (Holdings), Ltd. pursuant to the Securities Purchase Agreement dated as of March 4, 1998, among Annuity & Life Re (Holdings), Ltd., Risk Capital Reinsurance Company and certain other parties. Of the 100,000 Class B Warrants acquired, one-third will become exercisable on each of April 15, 1999, April 15, 2000 and April 15, 2001.

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     See Exhibit 1.

Item 8. Identification and Classification of Members of the Group:

     Not applicable.

Item 9. Notice of Dissolution of Group:

     Not applicable.

Item 10. Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G03910109


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 1999


                         RISK CAPITAL REINSURANCE COMPANY


                         By: /s/ Peter A. Appel
                             -------------------------------------------
                             Name:   Peter A. Appel
                             Title:  Managing Director and
                                     General Counsel


                         RISK CAPITAL HOLDINGS, INC.


                         By: /s/ Peter A. Appel
                             ------------------------------------------
                             Name:   Peter A. Appel
                             Title:  Managing Director and
                                     General Counsel

CUSIP No. G03910109


                          EXHIBIT INDEX TO SCHEDULE 13G


Exhibit 1. Identity and classification of subsidiary.

Exhibit 2. Joint Filing Agreement dated as of March 29, 1999 between
           Risk Capital Reinsurance Company and Risk Capital Holdings, Inc.

                                    EXHIBIT 1

                    IDENTITY AND CLASSIFICATION OF SUBSIDIARY


Pursuant to the instructions to Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary are: Risk Capital Reinsurance Company, 20 Horseneck Lane, Greenwich, Connecticut 06830, a wholly owned subsidiary of Risk Capital Holdings, Inc., and an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 (15 U.S.C.
78c).

                                    EXHIBIT 2

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on March 29, 1999.


                        RISK CAPITAL REINSURANCE COMPANY


                        By: /s/ Peter A. Appel
                            -------------------------------------
                            Name:  Peter A. Appel
                            Title: Managing Director and
                                   General Counsel


                        RISK CAPITAL HOLDINGS, INC.


                        By: /s/ Peter A. Appel
                            -------------------------------------
                            Name:   Peter A. Appel
                            Title:  Managing Director and
                                    General Counsel